The Fund held its annual meeting of shareholders on April 14, 2011. Common and/or Preferred shareholders voted as indicated below:

                                                             Withheld
                                            Affirmative      Authority
Election of Bradford K. Gallagher-
Class II to serve until 2014                60,666,996       1,378,481
Re-election of James A. Jacobson+-
Class II to serve until 2014                      5,084            220
Election of Alan Rappaport+-
Class I to serve until 2013                       5,086            218

The other members to the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess,John C. Maney++ and
William B. Ogden, IV continued to serve as Trustees of the Fund.
+ Preferred Shares Trustee
++ Interested Trustee